
07005385

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67258

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING August 16, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Banco Votorantim Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

909 Third Avenue 5th Floor, Suite 520
(No. and Street)

New York (City) N.Y. (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Marco Lockmann 646-495-3205
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue (Address) New York (City) N.Y. (State) 10154 (Zip Code)

SEC RECEIVED MAR 2007 PROCESSING 151 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 28 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Marco Lockmann, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Banco Votorantim Securities, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

PRINCIPAL

Title



Notary Public

ELIZABETH DEVINE
Notary Public, State of New York
No. 01DE6130359
Qualified in New York County
Commission Expires July 18, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

To the Stockholder of
Banco Votorantim Securities, Inc.:

We have audited the accompanying statement of financial condition of Banco Votorantim Securities, Inc. (the Company) (a wholly owned subsidiary of Banco Votorantim SA) as of December 31, 2006, and the related statements of operations, changes in stockholder's equity, and cash flows for the period from August 16, 2006 (commencement of operations) to December 31, 2006 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Banco Votorantim Securities, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the period from August 16, 2006 (commencement of operations) to December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 26, 2007

KPMG LLP, a U.S. limited liability partnership, is the U.S. member firm of KPMG International, a Swiss cooperative.

BANCO VOTORANTIM SECURITIES, INC.

(A Wholly Owned Subsidiary of Banco Votorantim SA)
Statement of Financial Condition

December 31, 2006

Assets		
Cash and cash equivalents	$	2,403,260
Property and equipment, net of accumulated depreciation and amortization of $5,329		28,868
Other assets		32,211
Total assets	$	2,464,339
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	62,917
Total liabilities		62,917
Stockholder's equity:		
Common stock, $1 par value, 3,000,000 shares authorized and outstanding		3,000,000
Accumulated deficit		(598,578)
Total stockholder's equity		2,401,422
Total liabilities and stockholder's equity	$	2,464,339

See accompanying notes to financial statements.

BANCO VOTORANTIM SECURITIES, INC.

(A Wholly Owned Subsidiary of Banco Votorantim SA)
Statement of Operations

For the period from August 16, 2006 (commencement of operations) to December 31, 2006

Revenues:		
Interest and dividend income	$	99
Total revenues		99
Expenses:		
Compensation and benefits		180,454
Occupancy and equipment		80,963
Professional		243,436
Communications and data services		17,745
Promotional		70,478
Other		5,601
Total expenses		598,677
Loss before income tax benefit		(598,578)
Income tax benefit		-
Net loss	$	(598,578)

See accompanying notes to financial statements.

BANCO VOTORANTIM SECURITIES, INC.

(A Wholly Owned Subsidiary of Banco Votorantim SA)
Statement of Changes in Stockholder's Equity

For the period from August 16, 2006 (commencement of operations) to December 31, 2006

		Common stock	Accumulated deficit	Total stockholder's equity
Capital contribution from Parent	$	3,000,000	-	3,000,000
Net loss		-	(598,578)	(598,578)
Balance at December 31, 2006	$	3,000,000	(598,578)	2,401,422

See accompanying notes to financial statements.

BANCO VOTORANTIM SECURITIES, INC.

(A Wholly Owned Subsidiary of Banco Votorantim SA)
Statement of Cash Flows

For the period from August 16, 2006 (commencement of operations) to December 31, 2006

Cash flows from operating activities:	
Net loss	$ (598,578)
Adjustment to reconcile net loss to net cash used in operating activities:	
Depreciation expense	5,329
Increase in operating assets:	
Other assets	(32,211)
Increase in operating liabilities:	
Accounts payable and accrued expenses	62,917
Net cash used in operating activities	(562,543)
Cash flows from investing activities:	
Purchases of property and equipment	(34,197)
Net cash used in investing activities	(34,197)
Cash flows from financing activities:	
Capital contribution from Parent	3,000,000
Net cash provided by financing activities	3,000,000
Net increase in cash and cash equivalents	2,403,260
Cash and cash equivalents at beginning of initial period	-
Cash and cash equivalents at end of year	$ 2,403,260
Supplemental disclosures of cash flow information:	
Cash paid during the initial period for:	
Taxes	$ -
Interest	-

See accompanying notes to financial statements.

BANCO VOTORANTIM SECURITIES, INC.
(A Wholly Owned Subsidiary of Banco Votorantim SA)

Notes to Financial Statements

December 31, 2006

(1) Organization

Banco Votorantim Securities, Inc. (the Company) is a wholly owned subsidiary of Banco Votorantim SA (the Parent), a Brazilian financial institution. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a non-clearing member of the National Association of Securities Dealers, Inc. (the NASD). The Company was incorporated on March 6, 2006 and commenced operations on August 16, 2006.

The Company will focus primarily on sales and trading of Brazilian-related fixed income and equity products, including private placements.

(2) Summary of Significant Accounting Policies

a) Cash and cash equivalents

Cash and cash equivalents of $2,403,260 at December 31, 2006 consists of cash held in a non-interest bearing account.

b) Property and Equipment

Property and equipment are depreciated under the straight-line method over the estimated useful lives of the assets.

c) Management's Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financials statements and the reported amounts of revenues and expenses during the reporting period. Such estimates are subject to change in the future as additional information becomes available or previously existing circumstances are modified. Actual results could differ from these estimates.

d) Income Taxes

The Company provided all income taxes in accordance with the asset and liability method and recognizes deferred income taxes for the expected future tax consequences of differences in the book and tax bases of assets and liabilities.

(Continued)

(3) Property and equipment

The property and equipment is summarized as follows:

Computer and equipment	$	31,020
Furnitures and fixtures		3,177
Total property and equipment		34,197
Less accumulated depreciation		(5,329)
Property and equipment, net	$	28,868

(4) Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities are summarized as follows:

Accrued expenses	$	54,050
Other liabilities		8,867
	$	62,917

(5) Income Taxes

Deferred taxes are determined based upon the difference between the financial statement and tax bases of assets and liabilities, and available carryforwards. At December 31, 2006, net operating loss carryforwards gave rise to a deferred tax asset, for which a full valuation allowance is provided due to uncertainty of its realization.

As of December 31, 2006, the Company has net operating loss carryforwards of approximately $437,223 for U.S. income tax purposes available to offset future taxable income. The net operating loss carryforwards begin to expire in 2016.

(6) Net Capital

The Company is subject to the Uniform Net Capital Rule 15c3-1 (the Rule) of the SEC. The Company is required to maintain minimum net capital, as defined, equal to the greater of $5,000 or 12.5% of the aggregate indebtedness. At December 31, 2006, the Company's net capital under the Rule was $2,340,343, which exceeded the minimum requirement of $7,865 by $2,332,478.

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii).

(7) Commitments

The Company entered into a lease for office space, which expires in April 2007. Minimum rentals under this lease agreement amount to $27,560.

Under the lease terms, annual rental is subject to escalation clauses relating to utilities, taxes, and other operating expenses. Rent expense for the year ended December 31, 2006 amounted to $72,208.

Schedule 1

BANCO VOTORANTIM SECURITIES, INC.

(A Wholly Owned Subsidiary of Banco Votorantim SA)

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2006

Computation of net capital:		
Total ownership equity		$ 2,401,422
Deductions and/or charges:		
Nonallowable assets:		
Property and equipment, net	$ 28,868	
Other assets	32,211	
Total nonallowable assets	61,079	
Net capital		$ 2,340,343
Items included in statement of financial condition:		
Accounts payable and accrued expenses		$ 62,917
Total aggregate indebtedness		62,917
Computation of basic net capital requirement:		
Net capital required (12.5% total aggregate indebtedness)		
Minimum dollar net capital requirement		$ 5,000
Net capital requirement		$ 7,865
Excess net capital		$ 2,332,478
Net capital in excess of 1000%		$ 2,334,051

Note: The above computation does not materially differ from the computation of net capital as of December 31, 2006 previously filed by the Company on Form X-17A-5 on January 29, 2007.

See independent auditors' report.

Schedule 2

Banco Votorantim Securities, Inc.
(A Wholly Owned Subsidiary of Banco Votorantim SA)

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2006

The Company is exempt from the provisions of rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the rule.

See independent auditors' report.



KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

To the Stockholder of
Banco Votorantim Securities, Inc.:

In planning and performing our audit of financial statements of Banco Votorantim Securities, Inc. (the Company) (a wholly owned subsidiary of Banco Votorantim SA) as of December 31, 2006 and for the period from August 16, 2006 (commencement of operations) to December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG LLP, a U.S. limited liability partnership, is the U.S. member firm of KPMG International, a Swiss cooperative.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 26, 2007

END